Exhibit 3.3

AMENDMENT TO CERTIFICATE OF DESIGNATIONS, POWERS, PREFERENCES AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK OF

21ST CENTURY ONCOLOGY HOLDINGS, INC.

The undersigned duly authorized officer of 21ST CENTURY ONCOLOGY HOLDINGS, INC. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), certifies that, pursuant to the authority granted to and vested in the Board of Directors of the Corporation by its Certificate of Incorporation, as it has been amended or modified from time to time, (the “Certificate of Incorporation”), which authorizes the issuance, by the Corporation of up to 3,500,000 shares of Preferred Stock, par value $0.001 per share, the Board of Directors, effective as of September 26, 2014, duly adopted resolutions designating 3,500,000 shares of the Preferred Stock of the Corporation as a class of convertible Preferred Stock, par value $0.001 per share, designated as “Series A Convertible Preferred Stock” (each a “Share” and collectively, the “Series A Preferred”) and fixed the voting powers, designations, power, preferences, and relative, participating, option or other special rights of, and qualifications, limitations and restrictions of, said Series A Preferred as set forth herein.

FIRST: The Corporation filed a Certificate of Designations, Powers, Preferences and Rights on September 26, 2014 designating 3,500,000 shares of Series A Preferred Stock of the Corporation as “Series A Convertible Preferred Stock” (the “Series A Certificate of Designations”);

SECOND: The Series A Certificate of Designations is hereby amended as follows:

(a)                             Section 6(a) is hereby deleted in its entirety and replaced with the following:

“The Majority Holders shall have the right to appoint (i) two directors to the Board and (ii) at least one member to each of the Company’s key management committees, including, without limitation, any compensation committee and audit committee and the executive committee (which executive committee, the “Executive Committee”, shall have three members, one selected by the Majority Holders, one selected by Vestar (as defined in the Subscription Agreement) and one selected by the Chief Executive Officer of the Company or the Majority Executives (as defined in the Securityholders Agreement), as applicable, and which shall have the full authority, to the extent permitted under applicable law, to take and authorize actions that would otherwise be in the jurisdiction of the Board, provided that such Executive Committee shall cease to exist from and after a Default Event or following a Qualified IPO or Qualified Merger).”

(b)                                 The definition of Converted Ownership Percentage in Section 11 is hereby deleted in its entirety and replaced with the following:

““Converted Ownership Percentage” means, on any date of determination, the percentage of the total number of then outstanding Common Shares into which the aggregate number of issued and outstanding Series A Convertible Preferred Stock would be converted if a Mandatory Conversion upon Redemption Option pursuant to Section 7(a) were assumed to occur on such date of determination and assuming that the 29% Option were not exercised and disregarding clause 7(a)(4) for purposes of the calculation.”

THIRD: This Amendment to the Series A Certificate of Designations has been duly adopted in accordance with the provisions of Section 151 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to Certificate of Designations, Powers, Preferences and Rights to be signed this 11th day of November, 2014.

21ST CENTURY ONCOLOGY HOLDINGS, INC.

By:	/s/ JOSEPH BISCARDI

Name: Joseph Biscardi
Title: SVP, Chief Accounting Officer, Assistant Treasurer and Controller